SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-57/A

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                        COVANTA BANGLADESH OPERATING, LTD

                                       BY

                           COVANTA ENERGY CORPORATION

     This filing amends and restates the Form U-57 submitted on June 7, 1999 in File 073-00123 in order to notify the SEC of a change in the upstream ownership of Covanta Bangladesh Operating, Ltd. ("Covanta Bangladesh").1

     Pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), Covanta Energy Corporation ("Covanta"), acting on behalf of Covanta Bangladesh, hereby files with the United States Securities and Exchange Commission ("Commission") notice that Covanta Bangladesh is a foreign utility company within the meaning of PUHCA.

     Covanta requests that the Commission address communications concerning this notice to:

Timothy J. Simpson                             Glenn J. Berger
Senior Vice President and General Counsel      Paul Silverman
Covanta Energy Corporation                     Skadden, Arps, Slate, Meagher & Flom LLP
40 Lane Road                                   1440 New York Ave., N.W.
Fairfield, New Jersey 07004                    Washington, D.C.  20005
(973) 882-7308 (Tel.)                          (202) 371-7920 (Tel.)
(973) 882-7357 (Fax)                           (202) 371-7813 (Fax)
tsimpson@covantaenergy.com                     gberger@skadden.com

                                               H. Liza Moses
                                               LeBoeuf, Lamb, Greene & MacRae, LLP
                                               125 W. 55th Street
                                               New York, New York 10019-5389
                                               (212) 424-8224 (Tel.)
                                               (212) 424-8500 (Fax)
                                               Lmoses@llgm.com

---------------
1    In connection with the change in name of Covanta Bangladesh's parent company from Ogden Corporation to Covanta Energy Corporation as of March 2001, Applicant changed its name from Ogden Bangladesh Operating, Ltd. to Covanta Bangladesh Operating, Ltd.

Item 1

     The name and business address of the entity claiming foreign utility company status under Section 33(a) of PUHCA is:

Covanta Bangladesh Operating, Ltd.
IBD Bhaban (11th Floor)
1/8-A, Rokeya Sharani
Sher-e-B angla Nagar, Dhaka - 1207
Bangladesh

     Covanta Bangladesh operates a barge mounted dual fuel (heavy oil/natural gas) engine power plant (the "Facility"), consisting of eight diesel generator sets, transformers and related onshore facilities, located in Haripur, Bangladesh. The Facility has an aggregate installed capacity of 120 MW while operating on heavy fuel oil and 115 MW while operating on natural gas. The Facility also consists of a 132kV interconnecting transmission line and associated equipment, which is mounted on the barge in order to connect the Facility to the facilities of the Bangladesh Power Development Board (the "BPDB"). The Facility will supply power to BPDB, the state-owned generation and transmission utility in Bangladesh, pursuant to a fifteen-year power purchase agreement.

The ownership of Covanta Bangladesh is as follows:

     Covanta Bangladesh Operating, Ltd., a company organized under the laws of Bangladesh, is a wholly-owned subsidiary of Covanta Energy India Investments Ltd., a company organized under the laws of Mauritius, which, in turn, is a wholly-owned subsidiary of Covanta Power International Holdings, Inc., which is an indirect, wholly-owned subsidiary of Covanta Energy Group, Inc., a company organized under the laws of Delaware. Covanta Energy Group, Inc. is a wholly-owned subsidiary of Covanta, a company organized under the laws of Delaware, which was recently acquired by, and is now a wholly-owned subsidiary of, Danielson Holding Corporation ("Danielson").

     Danielson is a Delaware corporation that engages through subsidiaries in the financial services and specialty insurance business. Danielson is a publicly traded company whose shares are widely held by individual investors as well as financial entities. To Danielson's knowledge, based in part upon information publicly filed with the U.S. Securities and Exchange Commission, the only entities that own five percent or more of Danielson's common stock are: SZ Investments, LLC, a private equity investment fund which owns 17.94 percent of Danielson's common stock; D. E. Shaw Laminar Portfolios, L.L.C., an investment fund ;which owns 7.42 percent of Danielson's common stock; and Third Avenue Value Fund, an investment company managed by Third Avenue Management, which owns
6.92 percent of Danielson's common stock. To Danielson's knowledge, no entity that directly or indirectly owns five percent or more of Danielson's voting securities is a public utility holding company.2

     Covanta Bangladesh derives no part of its income, directly or indirectly, from the generation, transmission, or distribution at retail of natural or manufactured gas for heat, lights, or power, within the United States, and Covanta Bangladesh is not a public utility company operating in the United States.


Item 2

     Covanta Bangladesh is not an associate company, as defined in Section 2(a) of PUHCA, of any public utility company in the United States.


Exhibit A

     The requirement for State commission certification set forth in section 33(a)(2) of PUHCA is not applicable to this notification because Covanta Bangladesh is not an associate company, or an affiliate company of any domestic public utility company.










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2    D. E. Shaw Laminar, which, as set out above, is expected to own a 5 percent or greater voting interest in Danielson, is an associate company of power marketers that are engaged in the sale of electric power at wholesale but do not own any physical facilities for the generation, transmission or distribution of electric energy for sale. The Commission does not consider power marketers to be electric utility companies under the PUHCA. See, e.g., Arizona Electric Power Cooperative, Inc., et al., 2001 SEC No-Act. LEXIS 685, at *54 (2001) (and citations therein); Enron Capital & Trade Resources Corp., SEC 1987 No-Act.
LEXIS (1987).

                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                             COVANTA ENERGY CORPORATION

                                             By:  /s/ Timothy J. Simpson
                                                  -------------------------
                                                  Timothy J. Simpson
                                                  Senior Vice President and
                                                  General Counsel

Dated: March 19, 2004